# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FreightCar America, Inc., CIK 0001320854
CUSIP: 357023100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 125 South Wacker Drive, Suite 1500, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 10/14/2026
Amends the filing with accession number 0001193125-21-242565
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Zephram Yowell, Pacific Investment Management Co. LLC, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949)720-6000

## Reporting persons
- PACIFIC INVESTMENT MANAGEMENT CO LLC (CIK 0001163368): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 16,815,352; shared voting power 0; sole dispositive power 16,815,352; shared dispositive power 0; aggregate amount beneficially owned 16,815,352 (48.8% of the class)
  Comment: (1) The amounts reported in Rows 7, 9, and 11 include (a) 15,166,643 shares of Common Stock, (b) the Replacement 2020 Warrant exercisable for an indeterminate number of shares of Common Stock equal to approximately 0.01% of the Common Stock Deemed Outstanding, (c) the Replacement 2021 Warrant exercisable for an indeterminate number of shares of Common Stock equal to approximately 0.01% of the Common Stock Deemed Outstanding, (d) the Replacement 2022 Warrant exercisable for an indeterminate number of shares of Common Stock equal to approximately 0.01% of the Common Stock Deemed Outstanding, and (e) the 2023 Warrant exercisable for 1,636,313 shares of Common Stock.
  
  (2) The percentage reported in Row 13 is based on 32,791,280 shares of Common Stock outstanding as of July 31, 2026, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 3, 2026, plus 12,396 shares of Common Stock underlying the warrants referred to in clauses (b), (c) and (d) of footnote 1 above, plus 1,636,313 shares of Common Stock underlying the warrant referred to in clause (e) of footnote 1 above. Except with respect to the 2023 Warrant, the number of shares of Common Stock that will actually be issued upon exercise of the warrants described in this statement will not be known with certainty until the time such warrants are exercised. The number of shares of Common Stock actually issued upon exercise of such warrants may be materially different than the number of shares reflected in this statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: FreightCar America, Inc.
Address of issuer's principal executive offices: 125 South Wacker Drive, Suite 1500, Chicago, Illinois (IL), 60606
Comment: This Amendment No. 10 to Schedule 13D ("Amendment No. 10") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2021 (as amended by Amendment No. 1 to Schedule 13D filed on November 9, 2021, Amendment No. 2 to Schedule 13D filed on January 7, 2022, Amendment No. 3 to Schedule 13D filed on April 12, 2022, Amendment No. 4 to Schedule 13D filed on August 8, 2022, Amendment No. 5 to Schedule 13D filed on November 8, 2022, Amendment No. 6 to Schedule 13D filed on March 29, 2023, Amendment No. 7 to Schedule 13D filed on May 25, 2023, Amendment No. 8 to Schedule 13D filed on July 14, 2023, and Amendment No. 9 to the Schedule 13D filed on July 2, 2026 collectively, the "Original Schedule 13D") and, collectively with this Amendment No. 10, the "Statement") relating to shares of common stock, par value $0.01 per share (the "Common Stock"), of FreightCar America, Inc., a Delaware corporation (the "Issuer"). Items 4, 6 and 7 of the Original Schedule 13D are hereby amended as set forth below. Capitalized terms used in this Amendment No. 10 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On October 14, 2026, the Issuer entered into an agreement (the "Agreement") with OC III, OC XXVIII and OCI III LFE (each on behalf of itself, "Stockholder") pursuant to which, among other things, the Issuer has agreed (i) to terminate its existing stockholder rights plan and (ii) not to adopt any stockholder rights plan in which the definition of "Acquiring Person" (or any similar term) includes an ownership threshold of less than 20% of the Common Stock then outstanding. Pursuant to the Agreement, any sale, transfer, or assignment by Stockholder (or certain of its affiliates) of the Issuer's securities to a person who is or would become the beneficial owner of 20% or more of the Issuer's outstanding share capital is subject to the Board's approval, subject to certain exceptions.

The foregoing description of the Agreement is not complete and is qualified in its entirely by the full text of the Agreement, which is included as Exhibit 99.1 to this filing by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 15, 2026, and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

The disclosure set forth in Item 4 of this Amendment No. 10 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Agreement, dated October 14, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 15, 2026)

## Signatures
- PACIFIC INVESTMENT MANAGEMENT CO LLC: /s/ Alyssa Creighton, Alyssa Creighton, Senior Vice President (10/16/2026)